January 10, 2005

Mail Stop 0409
Via U.S. Mail and Fax (404) 522-1447

Mr. Lamar Sinkfield
Chief Executive Officer
Silver Screen Studios, Inc.
101 Marietta St., Suite 1070
Atlanta, GA 30303
Re: Silver Screen Studios, Inc. Form 8-K filed December 30, 2004


Dear Mr. Sinkfield:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We note that you engaged Kahn, Boyd & Levychin LLP to re-audit your 2003 financial statements and Norman Ross, P.C. will remain active with the Company until further notice. Please address the following comments.

a) Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B or specifically disclose who is the principal accountant and the effective dates.
b) Also revise to disclose the reasons of the re-audit and the fact that Norman Ross remains active.
c) Revise to include all of the other information required by Item 304 of Regulation S-B, as applicable.

Exhibit 16:

2. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the amended
Form
8-K.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within
10
business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested above should be filed as promptly as possible and should be reviewed by the newly engaged accountants before filing with the Commission.

You may reach me at (202) 942-2913 with any questions.

						Sincerely,



						Andrew Mew
						Staff Accountant




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Silver Screen Studios, Inc.
January 10, 2005



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